Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 5 DATED JANUARY 7, 2022
TO THE OFFERING CIRCULAR DATED JULY 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (“we”, “our”, “us” or “Company”), dated July 29, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain 2021 performance metrics of the Company.

Certain 2021 Performance Metrics

Net returns of all client accounts of Fundrise Advisors for calendar year 20211:

Investment plan objective	Income return[2]	Total return[3]
Income	4.96%	17.98%
Balanced	3.70%	23.18%
Growth	2.92%	25.12%
All client accounts	3.63%	22.99%

Other notable company milestones as of December 31, 2021:

●	The company surpassed 210,000 active investor accounts on the Fundrise Platform.
●	The company surpassed $2.4 billion in equity AUM in the Sponsored Programs.
●	Investor accounts on the Fundrise Platform surpassed more than $162 million in net dividends earned from the Sponsored Programs.
●	As of December 31, 2021, the company had 246 employees.

1 Past performance is not indicative of future results, and all investments may result in total or partial loss. All prospective investors should consult their personal tax and investment advisors before making any investment on the Fundrise Platform. For more information, please see our full performance disclosure, as well as the offering circulars available at fundrise.com/oc.

2 Income return consists of the time-weighted, weighted average aggregate income returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the calendar year 2021, calculated using the Modified Dietz method. Returns are inclusive of dividends only (i.e., do not include capital gains / losses), are net of fees, and include dividends earned from shares which were acquired via dividend reinvestment.

3 Total return consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the calendar year 2021, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.